SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    FORM 10-Q / A
                                   Amendment No. 1

                      Quarterly Report Under Section 13 or 15(d)
                        of the Securities Exchange Act of 1934

                           For quarter Ended June 30, 1994

                            Commission File Number 0-13788

                                   RHNB CORPORATION
                (Exact name of registrant as specified in its charter)



                      South Carolina                        57-0740434
               (State or other jurisdiction              (I.R.S. Employer
                      of incorporation)                Identification No.)


                222 East Main Street, Rock Hill, South Carolina 29730
                           (Address of principal executive
                             offices, including zip code)


                                    (803) 324-4444
                 (Registrant's telephone number, including area code)




          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days.

                                 YES   X     NO

          The  number of shares outstanding of each of registrant's classes
          of common stock as of June 30, 1994:   2,500,517 shares of common
          stock, $2.50 par value

                                        PART I

                            ITEM 1 - FINANCIAL STATEMENTS

                             RHNB CORPORATION AND SUBSIDIARY
                                     CONSOLIDATED BALANCE SHEETS
                             AT JUNE 30, 1994 AND DECEMBER 31, 1993

                                                                            June 30,       December 31,
                                                                              1994             1993

  ASSETS:
  Cash and due from banks                                                  $12,248,034      $13,322,114
  Federal funds sold                                                             4,233               -
       Total cash and cash equivalents                                      12,252,267       13,322,114
  Interest-bearing accounts with banks                                         658,000        1,314,479

  Securities available for sale                                             22,102,894       41,173,100

  Investment securities
      (approximate market value: 1994, $33,960,000; 1993, $16,756,000)      35,313,217       16,716,032

  Federal Reserve Bank stock                                                   389,450          389,450

  Loans                                                                    185,418,328      179,616,695
    Less unearned income                                                      (389,979)        (549,182)
    Less allowance for loan losses                                          (4,951,046)      (4,912,447)
       Net loans                                                           180,077,303      174,155,066

  Bank premises, furniture and equipment, net                                3,064,470        2,692,823
  Accrued interest receivable                                                1,319,950        1,305,886
  Other real estate owned and repossessed personal property                    644,430          738,706
  Due from broker                                                               -               6290036
  Other assets                                                               2,468,490        1,778,943
       Total assets                                                       $258,290,471     $259,876,635

  LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities:
  Demand deposits                                                          $37,336,196      $34,462,786
  Savings and NOW deposits                                                  97,543,041       93,914,406
  Time deposits of $100,000 or more                                         14,786,660       19,925,493
  Other time deposits                                                       66,570,617       58,963,464
       Total deposits                                                      216,236,514      207,266,149

  Securities sold under agreements
    to repurchase and Federal funds purchased                               16,161,286       27,206,625
  U.S. Treasury demand notes                                                 1,200,000        1,200,000
  Convertible subordinated debentures                                        4,500,000        6,000,000
  Note payable                                                                 350,000          500,000
  Obligation under capital leases                                              733,745          751,386
  Accrued interest on savings and time deposits                                551,934          577,671
  Other accrued liabilities                                                  1,626,988        1,615,934
       Total liabilities                                                   241,360,467      245,117,765

  Commitments and Contingencies

  Shareholders' equity:
  Common stock($2.50 par value; Shares authorized,
    5,000,000; outstanding 1994, 2,500,517; 1993, 2,365,981)                 6,251,292        5,914,952
  Surplus                                                                    8,958,362        7,687,129
  Retained earnings                                                          2,514,337        1,204,886
  Unrealized (loss) on available for sale securities                          (793,987)         (48,097)
       Total shareholders' equity                                           16,930,004       14,758,870

       Total liabilities and shareholders' equity                         $258,290,471     $259,876,635

                        RHNB CORPORATION AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1994 AND 1993

                                                                         Quarter Ended                Six Months Ended
                                                                      1994           1993            1994           1993
  INTEREST INCOME:
    Loans, including fees                                           $3,929,589     $3,655,384      $7,674,461     $7,248,736
    Taxable securities                                                 759,517        755,165       1,464,834      1,508,716
    Federal funds sold and other short term investments                 16,185         89,203          16,932        147,358
    Interest-bearing accounts with banks                                21,085         43,152          45,743         85,839
         Total interest income                                       4,726,376      4,542,904       9,201,970      8,990,649

  INTEREST EXPENSE:
    Time deposits of $100,000 or more                                  146,761        149,177         298,640        304,852
    Other time and savings deposits                                  1,282,809      1,294,689       2,468,323      2,586,886
    Federal funds purchased and securities
      sold under repurchase agreements                                 145,415        139,982         290,603        299,063
    U.S. Treasury demand notes                                           8,008          6,746          14,964         14,290
    Convertible subordinated debentures                                107,497        123,750         214,529        247,500
    Other                                                               34,318         35,231          62,719         77,856
        Total interest expense                                       1,724,808      1,749,575       3,349,778      3,530,447

    Net interest income                                              3,001,568      2,793,329       5,852,192      5,460,202
    Provision for loan losses                                               -         248,000          20,000        473,000
    Net interest income after provision
      for loan losses                                                3,001,568      2,545,329       5,832,192      4,987,202

  OTHER INCOME:
    Service charges on deposit accounts                                549,073        495,041       1,062,702        960,650
    Other service and exchange charges                                  18,487         21,561          34,238         60,118
    Gain on the sale of investment securities                               -              -               -          43,935
    Gain on the sale of securities available for sale                   16,048          1,360          15,542             -
    Other operating income                                             200,190        144,893         446,465        328,855
        Total other income                                             783,798        662,855       1,558,947      1,393,558

  OTHER EXPENSES:
    Salaries, wages and employee benefits                            1,395,346      1,319,196       2,758,901      2,662,846
    Occupancy expense                                                  265,699        251,435         488,225        527,036
    Furniture and equipment expense                                    197,369        218,911         416,040        424,114
    Other operating expense                                          1,141,462        857,842       1,902,320      1,748,129
         Total other expense                                         2,999,876      2,647,384       5,565,486      5,362,125

    Income before income taxes, cumulative effect
      of accounting change                                             785,490        560,800       1,825,653      1,018,635

    Provision for income taxes                                         170,000          5,000         370,000         77,000
    Income before cumulative effect of change
       in accounting principle                                         615,490        555,800       1,455,653        941,635
    Cumulative effect of change in accounting principle                     -              -               -         160,000
    Net income                                                        $615,490       $555,800      $1,455,653     $1,101,635

  PER SHARE AMOUNTS:
    Primary:
       Income before cumulative effect of change in
          accounting principle and extraordinary item                    $0.26          $0.24           $0.61          $0.40
       Cumulative effect of change in accounting principle                  -              -               -            0.07
       Net income                                                        $0.26          $0.24           $0.61          $0.47
    Fully Diluted:
       Net income                                                        $0.26          $0.24           $0.60          $0.47

                                                           3

                          RHNB CORPORATION AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE SIX MONTHS ENDED JUNE 30, 1994 AND 1993

                                                                 1994                  1993
Increase (decrease) in cash and cash equivalents:

OPERATING ACTIVITIES:
Net income (loss)                                               $1,455,653            $1,101,635
Adjustment to reconcile net income to net
   cash provided by (used in) operating activities:
   Provision for loan losses                                        20,000               473,000
   Depreciation and amortization                                   268,907               265,097
   Write-down of goodwill                                            -                     -
Net premium amortization on investment securities                  120,326                53,960
(Gain) loss on sale of securities                                  (15,397)              (43,935)
(Increase) decrease in accrued interest receivable                 (14,064)               63,002
(Increase) decrease in other assets                               (689,547)             (129,184)
Decrease in due from broker                                      6,290,036                 -
Decrease in accrued interest payable                               (25,737)               (3,595)
Increase in other accrued liabilities                               11,054               420,007

Net cash provided by (used in) operating activities              7,421,231             2,199,987

INVESTING ACTIVITIES:
Proceeds from sales of securities, net                           6,606,445             1,002,389
Proceeds from maturities of securities                           8,104,033            13,899,120
Purchase of securities                                         (16,373,394)          (23,615,597)
Net decrease in interest-bearing accounts with banks               656,479               377,000
Net decrease in Federal Reserve Bank stock                           -                     -
Net (increase) decrease in loans                                (5,963,937)            3,690,676
Proceeds from sale of premises and equipment                         2,000               136,057
Purchase of premises and equipment                                 642,564              (210,531)
Decrease in other real estate owned                                115,976               635,533

Net cash provided by (used in) investing activities             (6,209,834)           (4,085,353)

FINANCING ACTIVITIES:
Net increase in demand, NOW, and savings accounts                6,502,045             2,747,537
Net increase (decrease) in time deposits                         2,468,320              (122,511)
Net decrease in short-term borrowings                          (11,045,339)           (2,881,462)
Decrease in convertible subordinated debentures                 (1,500,000)                -
Decrease in note payable                                          (150,000)             (125,000)
Decrease in obligation under capital leases                        (17,641)              (23,072)
Cash dividends paid                                               (146,202)              (47,088)
Sale of stock via employee stock purchase plan and
    stock option plan                                               67,294                31,401
Issuances of common stock via dividend reinvestment                 40,279                21,430
Issuances of common stock via conversion of debentures           1,500,000                 -

Net cash provided by (used in) financing activities             (2,281,244)             (398,765)


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (1,069,847)           (2,284,131)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                13,322,114            25,592,959

CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $12,252,267           $23,308,828

                            RHNB CORPORATION AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF
                            CHANGES IN SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1994 AND 1993


                                                                                   Retained    Unrealized Loss        Total
                                                          Common                   Earnings    On Available For   Shareholders'
                                              Shares      Stock       Surplus     (Deficit)    Sale Securities       Equity
   Balance, January 1, 1994                 2,365,981   $5,914,952   $7,687,129   $1,204,886         ($48,097)      $14,758,870

   Net income                                                                      1,455,653                          1,455,653
   Conversion of 8.25% Debentures             120,000      300,000    1,200,000                                       1,500,000
   Exercise of stock options                    6,500       16,250       24,375                                          40,625
   Stock issuances via dividend
      reinvestment plan and
      employee stock purchase plan              8,036       20,090       46,858                                          66,948
   Cash dividends paid ($0.06 per share)                                            (146,202)                          (146,202)
   Unrealized (loss) on available
       for sale securities                                                                           (793,987)         (793,987)

   Balance, June 30, 1994                   2,500,517   $6,251,292   $8,958,362   $2,514,337        ($793,987)      $16,930,004


   Balance, January 1, 1993                 2,347,573   $5,868,932   $7,611,858  ($1,305,427)                       $12,175,363

   Net income                                                                      1,101,635                          1,101,635
   Stock issuances via dividend
      reinvestment plan and
      employee stock purchase plan              8,578       21,446       31,385                                          52,831
   Cash dividends paid ($0.02 per share)                                             (47,086)                           (47,086)

   Balance, June 30, 1993                   2,356,151   $5,890,378   $7,643,243    ($250,878)                       $13,282,743

                           RHNB CORPORATION AND SUBSIDIARY
                  NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS


          A.   Basis of Presentation

                    The  interim  consolidated financial statements include
               the accounts of RHNB Corporation (the "Company") and its wholly owned subsidiary, Rock Hill National Bank (the "Bank").

                    In  the opinion of management, the accompanying interim
               consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position of the Company, the results of its operations for the three and six months ended June 30, 1994 and 1993, its cash flows for the six months ended June 30, 1994 and 1993 and the changes in its shareholders equity.

                    The  accounting policies followed are set forth in note
               "1" to the Company's 1993 Annual Report to Shareholders.

                    The results of operations for the period ended June 30,
               1994 are not necessarily indicative of the results expected for the full year.

                    Selected  prior years information has been reclassified
               to conform with 1994 presentation.


          B.   Shareholders' Equity

                    During the quarter ended June 30, 1994, $1.5 million of
               the Company's 8.25% convertible subordinated debentures was converted by an institutional owner into 120,000 shares of the Company's common stock. Other minor issuances of stock were made pursuant to the Company's dividend reinvestment and employee stock purchase plans. The accompanying Statements of Changes in Shareholders' Equity details these changes in the Company's capital during the period.

                                        ITEM 2

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

          Review of Financial Position
          Overview

               On June 22, 1994, RHNB Corporation announced that its Board of Directors had reached an agreement in principle under which NationsBank Corporation (hereinafter "NationsBank"), would acquire the Company. The agreement calls for the exchange of the Company's common stock for the common stock of NationsBank at a ratio of .35 shares of NationsBank for each share of RHNB common stock. Based on the closing price of NationsBank common stock on that date, the per share value of the offer to the Company's shareholders was approximately $18.42. On July 8, 1994, a definitive agreement was executed by both parties. To be consummated, the proposed acquisition of the Company must be approved by at least two thirds of its shareholders as well as several regulatory authorities.

               The Company continued to experience excellent performance during the second quarter of 1994. For the quarter ended June 30, 1994, the Company's earnings increased approximately $60 thousand or 10.7%, to $615 thousand or $0.26 per share as compared with $556 thousand or $0.24 per share during the same period in 1993. During the first six months of 1994, earnings increased $354 thousand or 32.1%, to $1.46 million or $0.61 per share as compared with $1.1 million or $0.47 per share during the first six months of 1993. Two significant non-recurring expense items were recorded during the second quarter of 1994. The first of these items was $125 thousand in legal and investment banking fees directly related to the sale of the Company. The second item consisted of a breakage fee totaling $68.5 thousand. This fee was incurred when $1.5 million of the Company's 8.25% convertible subordinated debentures was converted into 120 thousand shares of common stock. The Company cancelled $1.5 million of the $6 million swap associated with hedging the interest rate risk of the convertible debt and incurred the $68 thousand breakage fee with the interest rate swap conterparty.

               The Company's balance sheet remained relatively stable throughout the second quarter, as did its interest margins. No significant impact was noted on deposit or loan portfolios as a result of the announced acquisition of the Company. However, as the consummation of this transaction nears, it is possible that the Company may experience some run off of loan or deposit accounts.

          Balance Sheet Analysis

               The Company's total assets at June 30, 1994 remained relatively unchanged as compared with December 31, 1993, declining approximately $1.6 million or less than 1%. Gross loans increased $5.8 million or 3.2% during the first six months of 1994. The majority of this growth has occurred in commercial and commercial real estate loans. With the substantial increases in interest rates during this period, consumer loan originations, particularly mortgage loan originations, slowed substantially.

               During the second quarter, a decision was made to reclassify approximately $20 million of the Company's mortgage backed securities from "available for sale" to "held to maturity". The original decision to classify these assets as "available for sale" was made primarily as a result of uncertainty surrounding regulatory interpretation of FAS 115 "Accounting for Investments in Debt Securities". During the period, clarifications were made by the Company's primary regulator as to specific interpretations of certain issues contained within FAS 115. As a result, management determined the reclassification of certain securities to be appropriate since the Company had both the intent and ability to hold these instruments until maturity.

                 Fixed assets increased during the first six months of 1994 primarily as a result of two events. During the period, the Company completed the installation of its new ATMs, placing a total of eight new machines in service over the six month duration of this project. The second event was the purchase of a leased branch facility of the Company.

               At December 31, 1993, the Company had approximately $6.3 million in securities which were sold but for which sales had not settled. The subsequent settlement of these securities sales resulted in the decline in funds due from brokers. The Company's other assets increased approximately $690 thousand at June 30, 1994 as compared with December 31, 1993. This increase resulted principally from the increase in tax benefits generated from the mark to market adjustment of the Company's available for sale securities portfolio.

               Total deposits increased nearly $9 million during the first six months of 1994. Transaction accounts as well as certificates of deposit increased during the period. Primarily as a result of increases in commercial depositors, both the dollar amount and item processing count of the Company's transaction accounts increased during 1994. Certificates of deposit over $100 thousand decreased $5.1 million during the period primarily as a result of withdrawals by a few large municipal customers. Conversely, retail certificates, those under $100 thousand, increased $7.6 million primarily as a result of increased sales emphasis and changes in the Company's deposit pricing policies.

          Asset Quality / Provision and Allowance For Loan Losses

               The Company's asset quality continued to improve during the first two quarters of 1994. Classified assets (those graded substandard or worse plus one significant credit currently on non-accruing status but not graded as substandard or worse) declined $2.3 million or 14.9%. Classified assets at June 30, 1994 totaled $13.1 million or approximately 60.1% of the Company's equity plus allowance for loan losses.

               At June 30, 1994, the Company's $12.2 million in classified assets were comprised of loans graded as substandard and doubtful
          of $9.9 million and $404 thousand, respectively, as well as $644 thousand in foreclosed properties and $2.2 million in a non-accruing loan graded better than substandard.

               During the first six months of 1994, the Company experienced net recoveries and provided only $20 thousand for possible loan losses during the period. This compares with a provision of $473 thousand for the same period during 1993. Management expects that the continued improvement in the Company's asset quality will be manifest in the form of minimal provisions for loan losses for the remainder of 1994.

               During the first six months of 1994, the Company recorded no individual loan charge-offs which exceeded $200,000.


          Results of Operations
          For the Quarters Ended June 30, 1994 and 1993

               As       noted  above,  the  Company's  earnings  increased
          approximately 10.7% during the second quarter of 1994 as compared with the same period in 1993. Net interest income increased $208 thousand or 7.5% during the period as compared with the same period in 1993. This resulted primarily from increases in loan volume and continuing emphasis on limiting increases in the Company's cost of funds. Net interest margins continued at favorable levels during the second quarter. However, this condition may moderate by the end of 1994, depending upon further changes in interest rates.

               As the Company's asset quality has continued to improve, loan charge offs have declined and have resulted in a corresponding decrease in provisions for loan losses. During the second quarter of 1994, no provision for loan losses was made. The Company's analysis of the adequacy of its allowance for loan losses at June 30, 1994 indicated that the allowance was sufficient to absorb any known or anticipated losses within the loan portfolio without further provisions. In addition to this evaluation, the Company experienced net recoveries during the quarter which further enhanced the adequacy of the allowance.

               The Company experienced a significant increase in total non-interest income during the second quarter of 1994 compared with 1993. This increase of $121 thousand or 18.2% resulted principally from three items. Nearly 45% of the increase was attributable to increases in fees from deposit accounts. This increase was driven primarily by increases in transaction account volume. Approximately $16 thousand of the increase resulted from the sale of securities during the period. Commissions from the sale of mutual funds and annuities accounted for most of the remaining increase in non-interest income.

               Non-interest expense increased approximately $353 thousand during the second quarter as compared with the same period in 1993. The majority of this increase resulted from an increase of approximately $76 thousand in personnel costs, $125 thousand in legal and consulting costs associated with the sale of the Company and the $68 thousand interest rate swap breakage fee discussed previously.

               The Company's tax expense increased substantially during the second quarter of 1994 as compared with 1993. The Company expects to utilize its remaining tax loss carryforwards during 1994 and as such, has estimated its tax liability during 1994 to accrue at a rate of approximately 22%.


          For the Six Months Ended June 30, 1994 and 1993

               Earnings for the first six months of 1994 increased $354 thousand or 32.1% as compared to the corresponding period in 1993. Net interest income increased $392 thousand or 7.2% during the first six months of 1994 as compared with the same period in 1993. As noted above, the improving credit quality of the Company's loan portfolio has minimized provisions for loan losses during 1994. Consequently, only $20 thousand has been provided for possible loan losses during the first two quarters of 1994, compared with $473 thousand in the first six months of 1993. As a result, net interest income after provision for loan losses increased $845 thousand or 16.9% during the first six months of 1994.

               Non-interest income increased $165 thousand or 11.9% during the first six months of 1994. This increase resulted principally from increases in deposit related fees totaling $102 thousand and $117 in miscellaneous fees, predominately from the sale of mutual funds and annuities.

               The Company's non-interest expense increased $203 thousand during the period. Of this amount, a subtantial portion was attributed to direct and indirect costs associated with the sale of the Company which were incurred during the second quarter. Additionally, normal salary increases resulted in an increase in personnel expense of $96 thousand or 3.6% during the first six months of 1994 as compared with the same period in 1993.


          Capital Resources and Liquidity

               The Company and its banking subsidiary maintained capital ratios above the minimums prescribed by regulatory authorities throughout the period. At June 30, 1994, tier I, tier II and leverage capital ratios for the Company were calculated to be 8.26%, 11.72% and 6.51%, respectively. Comparable ratios for the Bank were 9.94%, 11.63% and 8.38% respectively.

               As a result of the scheduled payment on the Company's note payable, the balance of this debt was reduced to $350,000 at June
          30, 1994.  The Company continues to expect the liquidation of the
                                          10
          loans  retained  at  the  parent  company  level  to  provide the majority of the funds necessary to fully retire this debt.

               As previously noted, $1.5 million of the Company's 8.25% convertible subordinated debentures were converted into 120,000 shares of common stock during the second quarter. These shares represent approximately 4.8% of the outstanding common stock of the Company after conversion.

               During the first three months of 1994, the Bank's liquidity remained at or above the levels targeted by management. At June 30, 1994, the Company's liquidity and cash levels were considered sufficient to provide for all known or anticipated cash demands on the Company.

                                       Part II
                                  Other Information


          Item 1.   Legal Proceedings.
                    No events required to be disclosed under this item have occurred.

          Item 2.   Changes in Securities.
                    No events required to be disclosed under this item have occurred.

          Item 3.   Defaults Upon Senior Securities.
                    No events required to be disclosed under this item have occurred.

          Item 4.   Items Submitted for Shareholder Vote.

                    The    Company's  Annual  Shareholders'  meeting  was
                    conducted  on  May  5,  1994.    Matters  upon  which
                    shareholders voted included:

                    1)   Election of Directors for three year terms:

                                                              For                    Withheld

                         O. T. Culp, Jr.                     1,756,329                 6,499
                         Ralph W. Norman                     1,748,963                13,865

                         William S. Stephenson               1,756,474                 6,354

                         Elvin F. Walker                     1,753,880                 8,948

                    2)   Approval of the Company's 1994 Stock Option Plan.

                         For:1,740,818  Against:  22,425   Abstain:  10,853


                    3)   Ratification   of  the  appointment  of  KPMG/Peat
                         Marwick as independent accountants for the Company for the fiscal year ending December 31, 1994.

                         For:1,766,086  Against:   2,820

          Item 5.   Other Information.


                    (a) On April 15, 1994, C. John Hipp, III, President of RHNB Corporation and Rock Hill National Bank, left the employ of the Company. Effective that date, Michael F. Gooding, Jr. became President of the Company.

                    (b) On May 25, 1994, the formal agreement between the Company and the Federal Reserve was terminated. The formal agreement between the Company and the Office of the Comptroller of the Currency had earlier been terminated on March 24, 1994.


          Item 6.   Exhibits and Reports on Form 8-K.
                    (a)  Exhibits.

                    10 (i)    l    -    Definitive Agreement by and between
                                        t h e   Company   and   NationsBank
                                        Corporation dated July 8, 1994.


                    (b)  Reports on Form 8-K.
                              On June 24, 1994, a report on Form 8-K was filed with the Commission. This filing provided notification of the agreement entered into on June 22, 1994 by and between the Company and NationsBank Corporation, whereby the Company's Board of Directors agreed in principle to acquisition of the Company by NationsBank. The agreement calls for the exchange of each share of the Company's common stock for .35 shares of NationsBank's common stock.

                                      SIGNATURES


               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to the signed on its behalf by the undersigned thereunto duly authorized.


                              RHNB Corporation



          Dated:  September 20, 1994    /s/ Michael F. Gooding
                                        Michael F. Gooding, President



                                       /s/  Gregory L. Gibson
                                      Gregory L. Gibson, Sr. Vice President
                                      and Chief Financial Officer


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